EXHIBIT 20

Immediate Release
John Ge
262.636.8434
j.ge@na.modine.com

Modine Board Increases Dividend By 10.9 Percent

RACINE, Wis., May 19, 2004 -- Modine Manufacturing Company's (NASDAQ: MODI) Board of Directors today approved a 10.9 percent increase in the annual dividend rate from 55 cents per share to 61 cents per share on its outstanding common stock. The dividend will be payable quarterly at 15.25 cents per share, with the next payment date of June 10, 2004 to all shareholders of record June 1, 2004.
"We are pleased to announce another increase in the dividend rate following the increase last year. This announcement demonstrates our continued confidence in the Company's performance and financial results," said David B. Rayburn, Modine's President and Chief Executive Officer. "We recently reported a double digit increase in both sales and earnings for the fiscal year ended March 31, 2004. New business programs and continued operational improvements contributed significantly to this stronger performance. We are committed to continue to provide a positive return to our shareholders and look forward to another year of progress and further improvement in our performance."

Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine products are used in light, medium and heavy-duty vehicles, HVAC (heating, ventilating, air conditioning) equipment, industrial equipment, refrigeration systems, fuel cells, and electronics. Modine can be found on the Internet at www.modine.com.